UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

(ON THE RIGHT MARGIN AT THE TOP OF EACH PAGE APPEARS A SEAL

THAT SAYS GRUPO AEROPORTUARIO DEL PACÍFICO)

NOTICE

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A. DE C.V.

In fulfillment of the Eleventh decision reached in the General Ordinary and Extraordinary Shareholders Meeting of Grupo Aeroportuario del Pacífico, S.A. de C.V. (hereinafter the “Company”), held on February 7 of the present year, the shareholders of the Company are called to a General Ordinary Shareholders Meeting that shall be held, after a first notice, at 10 hours of April 20, 2006, and after at second notice at 11 hours of the same day, April 20, 2006, in the Auditorium that is located in the ground floor of Tower B of the building located at 400 Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegación Cuajimalpa, in Mexico City, Federal District, in accordance with the following:

ORDER OF THE DAY

a)

Discussion and approval or modification of the report rendered by the administrators regarding what is indicated in article 172 of the Mexican General Corporate Act (“Ley General de Sociedades Mercantiles”), and the financial information of the Company to December 31, 2005, taking into account the report rendered by the Corporate Officers in Charge of

Supervising the Administration, and to take the actions that may be deemed appropriate. p

b)	Discussion, and in its case, approval regarding the destination of the profits and declaration of dividends under the policies approved by the Company.

c)

Proposal, discussion and, in its case, deciding on the number of members that shall integrate the Appointment and Compensation Committee of the Company, under the terms established by the Twenty Ninth clause of the articles of incorporation of Grupo Aeroportuario del Pacífico, S.A. de C.V., which, the Board of Directors proposes to the shareholders that it should be integrated by two members.

d)

Proposal, discussion and, appointment of the members of the Board of Directors that, in its case, the shareholders or group of Series “B” shareholders holding 10% (ten percent) of the corporate equity of Grupo Aeroportuario del Pacífico, S.A. de C.V. had proposed, once the report rendered by the Appointment and Compensation Committee on its status of being or not independent has been heard.

e)	Taking note of the existence, in its case, of new shareholders or group of shareholders with a participation of 10%, who would like to appoint directors and their identification.

f)

Proposal, discussion and, in its case, appointment of the members of the Board of Directors of the Company that are missing for its integration, based upon the persons proposed in the list of candidates prepared by the Appointment and Compensation Committee and made available to the shareholders, prior to holding the meeting, under the Fifteenth clause of the articles of incorporation.

g)

Proposal, discussion and, in its case, ratification or, in its case, revoking and appointment of the secretary of the Board and corporate officers in charge of supervising the administration of the Company.

h)

Proposal, discussion and, in its case, ratification or, in its case, revoking and appointment of the members of the board of directors that, as per the proposal of the Series “B” shareholders, shall be a part of the Appointment and Compensation Committee of Grupo Aeroportuario del Pacífico, S.A. de C.V., under the Twenty Ninth clause of the articles of incorporation.

i)

Proposal, discussion and, in its case, instruction to the Appointment and Compensation Committee of the Company to study and propose the compensation that shall be granted to the members of the Board of Directors and the Committees of the Company.

j)	Adoption of the decisions that may be deemed necessary or convenient in order to fulfill the decisions agreed in the foregoing issues of this order of the day.

The shareholders are reminded that under the Thirty Eighth clause of the Articles of Incorporation of the Company, only the shareholders who are registered in the Shares Registration Book of the Company as holders of one or more shares thereof, shall be admitted in the shareholders meetings of the Company, insofar as they have obtained the corresponding admission card, which registration for all purposes shall be closed 3 (three) days before the date when the meeting shall be held.

To appear to the meeting, the shareholders shall show their corresponding admission card, which shall be issued only as per their request and which shall be presented at least 24 (twenty four hours) before the time when the meeting is scheduled to be held, jointly with the certificate of deposit before the Secretary of he Company of the corresponding shares certificates or titles, or of the certificates or proofs of deposit of such shares issued by a national or foreign securities deposit institution, or by stock exchange houses, under the applicable provisions of the Mexican Stock Exchange Act (“Ley del Mercado de Valores”). The shares that are deposited to be entitled to appear to the meeting shall be returned after the conclusion of the meeting through the delivery of the backup that for them would have been issued to the shareholder or its representative.

The shareholders may be represented in the shareholders meetings by a person or persons authorized through a proxy signed in the presence of two witnesses or through any other power of attorney granted as provided by law. However, with regards to the corporate equity of the Company that is negotiated in any stock exchange, the representative may only prove its powers through the power of attorney that is granted in the forms that shall be prepared by the Company, which shall be made available to the shareholders, including the intermediaries un the Stock Exchange, during the term established in Article 173 of the Mexican General Corporate Act.

As of the publishing of this notice, the information and documents in connection with each of the issues of the order of the day to which the meeting shall be subjected shall be available to the shareholders and their legal representatives, as well as the forms of the powers of attorney that may be presented by the persons that appear in representation of the shareholders of the Company.

It is informed hereby to the shareholders that the Secretary of the Board of the Company is conducted by Mr. Mario Roberto Martínez Guerrero, who has his offices in the twentieth floor of the building located at 400-A Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegación Cuajimalpa, Postal Code 05120, in Mexico City, Federal District.

(AL ILLEGIBLE SIGNATURE) Vicente Emilio Alonso Diego Director	(AL ILLEGIBLE SIGNATURE) Captain Rodolfo Salgado Leyva Director

Mexico, Federal District. March 04, 2006.

(ON THE MARGINS OF THE FIRST TWO PAGES APPEAR TWO ILLEGIBLE INITIALS)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ Rodrigo Guzman Perera Rodrigo Guzman Perera Chief Financial Officer

Date: March 27, 2006